SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 12, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated on March 12, 2010, the Company reported its Board of Directors approved the execution of an Addendum to the Master Agreement for Exchange of Corporate Services (the “Addendum”) as resolved upon by the 2004 shareholders’ meeting, at which Cresud, the Company and Alto Palermo (the “Parties”) set forth the characteristics and administrative and economic guidelines for the provision of the Corporate Services, in order to reduce the fixed costs of the Parties’ activities, and their effect on their operating results, taking advantage of the individual efficiencies of each Company in the different areas composing the operating management, with Deloitte & Co. S.R.L. being in charge of the semi-annual review and assessment of the criteria used in the settlement process of the Corporate Services and the Cost Distribution Bases.

In this opportunity, the purpose of the referred Addendum is to facilitate and simplify practical issues originated in the consolidation of financial statements as a result of the increase in Cresud’s equity interest in the Company, which in turn consolidates its financial information with that of Alto Palermo, and which places Cresud as ultimate recipient of the flow of financial information.

Therefore, considering the foregoing, the Board of Directors has deemed it convenient and advisable for the referred simplification, under the form provided in the Master Agreement, to unify in CRESUD and to transfer to it the employment agreements of Alto Palermo S.A.’s corporate employees.

All that in the understanding that the operation shall imply: A) a reduction in the administrative costs of the companies with a resulting advantage for their shareholders as a result of the optimization of the processes that will favorably impact on operating costs; B) a significant reduction in the amount of cost centers, optimizing the management of information and available resources; C) the strengthening of the corporate identity of IRSA’s and Alto Palermo S.A.’s employees that already provided services to CRESUD.

The labor costs of those employees who will be transferred to CRESUD’s payroll will render services in Alto Palermo S.A.’s, and will continue to be distributed in accordance with the terms of the Corporate Services Agreement, as amended, effective from January 1, 2010, maintaining as well the semi-annual review conducted by Deloitte & Co. S.R.L.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: March 16, 2010.